Subject: Adirondack Small Cap Fund (ADKSX) Quarterly Update and Commentary

Good morning,

The performance results and quarterly commentary for The Adirondack Small Cap Fund (ADKSX) as of September 30, 2021 are now available on our website or, more directly, through the links below.

Click here for Q3 Fact Sheet

Click here for Q3 Commentary

As always, please feel free to reach out with any comments or questions. We appreciate your continued interest in the Fund.

Best,

Matt & Greg

If you would like to be removed from our distribution list please contact us at info@adirondackfunds.com.

Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 888-686-2729, or visiting www.adirondackfunds.com.

Per the prospectus, the Fund's gross annual operating expense ratio is 1.46%. The Advisor has contractually agreed to waive fees or reimburse the Fund to the extent necessary to maintain the Fund's total annual operating expenses at 1.48% until August 1, 2022, subject to termination by the Fund on 60 days' written notice.

Important Risk Information
The Fund invests in smaller companies, which involve additional risks such as limited liquidity and greater volatility. Additionally, value investing is subject to the risk that a company's intrinsic value may never be fully realized by the market.

The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. The prospectus contains this and other important information about the investment company, and it may be obtained by calling 1-888-686-2729, or visiting www.adirondackfunds.com. Read it carefully before investing. The Adirondack Small Cap Fund was distributed by Rafferty Capital Markets, LLC, Garden City, NY 11530. This distributor relationship ended as of October 1, 2021 and the Fund does not have a Distributor.



Adirondack Small Cap Fund (ADKSX)

Data as of September 30, 2021

Quarterly Commentary

Dear Fellow Shareholders,

The Adirondack Small Cap Fund depreciated 2.19% over the past quarter ended September 30, 2021. The Fund's benchmark Index (Russell 2000® Value Index) posted a 2.98% decline during the same period. The Fund's annualized return for 1 year, 5 year, and 10 year was 66.54%, 6.68%, and 10.31%, respectively.* The top ten holdings represented 35.34% of the portfolio and annualized turnover for the quarter stood at 25.04%.

Small value stocks bided time during the third quarter as the Covid-19 Delta variant took hold, keeping a lid on interest rates and raising new questions about the health of this recovery. Exiting last quarter, we are even more comfortable in our view that higher rates will be required to tame inflationary pressures. Historically, higher rates encourage investors to hold equities with shorter durations like value stocks. Spikes in the Consumer Price Index readings since the 1980s have been short-lived but the unusual set of events presented by the pandemic warrants a closer look. We continue to pay more attention to inputs, like raw materials, labor, and energy while weighing those factors against the firms' ability to pass along price increases.

Relative outperformance during the past three months can be attributed to the Fund's overweight in Energy (the best performing sector), along with underweights in Consumer Discretionary and Healthcare. Individual stock selection was largely neutral. Top contributors included those involved in the production of energy like recently added Antero Resources Corp. (as of 9/30/21 AR represented 3.56% of the portfolio) and Cabot Oil & Gas Corp (now known as Coterra Energy – CTRA) (as of 9/30/21 COG/CTRA represented 2.06% of the portfolio), both of which appreciated over 25% during the quarter. The top detractor was Healthcare IT provider Allscripts Healthcare Solutions, Inc. (as of 9/30/21 MDRX represented 2.36% of the portfolio) which declined 27.8% for no logical reason after posting solid results for the quarter. We took the opportunity to add back some of the shares we sold earlier this year. Conduent Inc. (as of 9/30/21 CNDT represented 4.92% of the portfolio) also struggled during Q3 with a 12.1% decline despite posting its 5th consecutive earnings beat. We remain confident in the ongoing execution at Conduent.

There were only modest changes to the portfolio's composition during the quarter. The Fund's Energy sector exposure increased from approximately 8% to 10% due to industry outperformance and the addition of CNX Resources Corp (as of 9/30/21 CNX represented 1.34% of the portfolio). The Fund continues to overweight North American gas producers as the significant limitation of investment capital to the industry coupled with rising export capacity and strong international demand should be beneficial for these holdings. Traditional carbon-based energy companies have been dismissed for the past several years as investors speculate on next-generation energy. With that in mind, we took a harder look at this unloved sector and found natural gas as the more reliable bridge to greener energy. According to the U.S. Energy Information Administration, peak gas consumption is not likely until decades from now.

Offsetting the increase in Energy sector exposure was a decline in Industrials (from 16% to 14%) as we exited long-held investment Covanta Holding Corp. after it announced it was being acquired by a private company. We also added apparel manufacturer, Hanesbrands Inc. (as of 9/30/21 HBI represented 0.91% of the portfolio), whose shares have suffered tremendously from the lockdown but we believe will turn around., Finally, we initiated a modest position in an out-of-favor specialty pigment producer within the Materials sector (Venator Materials PLC – as of 9/30/21 VNTR represented 0.33% of the portfolio).

**Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 888-686-2729, or visiting www.adirondackfunds.com.*

Per the prospectus, the Fund's gross annual operating expense ratio is 1.46%. The Advisor has contractually agreed to waive fees or reimburse the Fund to the extent necessary to maintain the Fund's total annual operating expenses at 1.48% until August 1, 2022, subject to termination by the Fund on 60 days' written notice.

Adirondack Research & Management, Inc.
2390 Western Avenue
Guilderland, NY 12084
www.adirondackfunds.com • 1-518-690-0470

Adirondack
SMALL CAP FUND

Quarterly Commentary (con't)

The performance of the U.S. economy keeps on impressing us despite near-term dislocations. Saving rates are at levels not seen since the 1980s, and people are leaving the workforce at unprecedented rates despite higher wages as workers have multiple avenues to find gainful employment. The silver lining to these bottlenecks might be a smoother, more gradual, recovery as consumers slowly add durable goods like housing, cars, and appliances when they are more readily available.

We continue to maintain that value stocks, especially those in small cap land, are deeply discounted to the U.S. equity market making them especially attractive to private capital, newly formed special purpose acquisition firms, and any number of larger public companies looking for accretive growth opportunities. It feels like we are in a good spot and are pleased to have you alongside us trusting us with your capital. Be well and enjoy the remainder of 2021.

Regards,

Matt Reiner, CFA®
Portfolio Manager

Greg Roeder, CFA®
Portfolio Manager

Important Risk Information
The Fund invests in smaller companies, which involve additional risks such as limited liquidity and greater volatility. Additionally, value investing is subject to the risk that a company's intrinsic value may never be fully realized by the market.

The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. The prospectus contains this and other important information about the investment company, and it may be obtained by calling 1-888-686-2729, or visiting www.adirondackfunds.com. Read it carefully before investing. The Adirondack Small Cap Fund is distributed by Rafferty Capital Markets, LLC, Garden City, NY 11530. This distributor relationship ended as of October 1, 2021 and the Fund does not have a Distributor.

The Russell 2000 Value Index measures the performance of small-cap value segment of the U.S. equity universe. It includes those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values. You cannot invest directly in an index.

The Consumer Price Index is a measure of the average change over time in the prices paid by urban consumers for a market basket of consumer goods and services.

Adirondack Research & Management, Inc.
2390 Western Avenue
Guilderland, NY 12084
www.adirondackfunds.com • 1-518-690-0470





Adirondack Small Cap Fund (ADKSX)

Data as of September 30, 2021

Key Fund Facts

Ticker	**ADKSX**
Inception Date	**April 6, 2005**
Fund Assets	**$49.3M**
Number of Holdings	**52**
Cusip	**00688P103**
NAV	**$22.29**
Investment Style	**Small Value**

Expenses

Gross Expense Ratio	**1.46%**
Net Expense Ratio* (Includes waivers/recapture)	**1.46%**
12b-1 Distribution Fees	**None**
Sales Load	**None**
Redemption Fees	**None**

* The Advisor has contractually agreed to waive fees or reimburse the Fund to the extent necessary to maintain the Fund's total annual operating expenses at 1.48% until August 1, 2022, subject to termination by the Fund on 60 days' written notice.

Investment Minimums

Regular Account	**$3,000**
Automatic Investment	**$50**
IRA Account	**$1,000**

Fund Managers	**Start Date**
Matthew P. Reiner	**04/06/2005**
Gregory Roeder	**04/06/2005**

Top Ten Holdings	**(% of net assets)**
Conduent, Inc.	**4.92%**
CNO Financial Group, Inc.	**3.81%**
Antero Resources Corp.	**3.56%**
ADTRAN, Inc.	**3.49%**
Siriuspoint Ltd	**3.40%**
Celestica, Inc.	**3.37%**
LSI Industries, Inc.	**3.28%**
Unisys Corp.	**3.19%**
Graftech International Ltd.	**3.18%**
National Western Life Group, Inc. Class A	**3.12%**
Total % of Portfolio	**35.34%**

Investment Philosophy

At the Adirondack Small Cap Fund (ADKSX), we incorporate independent thinking, patience, and strict value criteria to choose companies as investments in the Fund.

As contrarians, we believe that the best opportunities are found in smaller companies that have fallen out of favor with investors. We look for companies that have good balance sheets, solid cash flows and highly motivated management teams with clear and measurable plans to return the business back to optimal operating performance.

We use a 'middle-down' research approach which identifies attractive industries for investment, eventually paring down to the few companies in those industries that make attractive additions to the Fund.

By assembling a diverse portfolio* of these opportunities, we seek to offer our shareholders compelling risk-adjusted returns over the long run.

**Diversification does not assure a profit or guarantee against loss.*

Performance Summary (as of September 30, 2021)

	YTD Return	One Year Return Annualized	3 Year Return Annualized	5 Year Return Annualized	10 Year Return Annualized	Annualized Return Inception*
Adirondack Small Cap Fund (ADKSX)	**22.95%**	**66.54%**	**3.60%**	**6.68%**	**10.31%**	**8.59%**
Russell 2000® Value Index**	**22.92%**	**63.92%**	**8.58%**	**11.03%**	**13.22%**	**8.16%**
Morningstar Peers******	**24.24%**	**62.35%**	**8.20%**	**10.13%**	**12.40%**	**N/A**

* Inception date 4/6/2005
**The Russell 2000 Value Index measures the performance of small-cap value segment of the U.S. equity universe. It includes those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values. You cannot invest directly in an index.
**** According to Morningstar

Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 888-686-2729, or visiting www.adirondackfunds.com.

Important Risk Information

The Fund invests in smaller companies, which involve additional risks such as limited liquidity and greater volatility. Additionally, value investing is subject to the risk that a company's intrinsic value may never be fully realized by the market.

The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. The prospectus contains this and other important information about the investment company, and it may be obtained by calling 1-888-686-2729, or visiting www.adirondackfunds.com. Read it carefully before investing. The Adirondack Small Cap Fund is distributed by Rafferty Capital Markets, LLC, Garden City, NY 11530. This distributor relationship ended as of October 1, 2021 and the Fund does not have a Distributor.

Adirondack Research & Management, Inc.
2390 Western Avenue
Guilderland, NY 12084
www.adirondackfunds.com • 1-518-690-0470

Adirondack
SMALL CAP FUND